April 27, 2022

Liz Packebusch

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Mail Stop 3561

Washington, D.C.  20549

Re: Verde Bio Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 14, 2022

File No. 333-262273

Dear Ms. Packebusch:

We are in receipt of your comment letter dated April 27, 2022, regarding the Registration Statement (“Registration Statement”) on Form S-1 filed by Verde Bio Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Registration Statement (“Amended Registration Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 3 to Registration Statement on Form S-1

Description of Business

Oil and Natural Gas Data

Reserves Presentation, page 39

1. We have read your response to comment 3; however, we continue to note an inconsistency in the units of measurement used to describe the net quantities of your proved reserves in the discussion on page 40. We reissue our prior comment.

We have revised our disclosure to remove this inconsistencies regarding proved reserves.

Exhibit Index

Exhibit No. 10.3 Reserve Report, page 73

2. Please obtain and file a revised reserve report to remove the figures shown in the discussion on pages 1 and 4 in Table 1 on page 2 (e.g. the line item “Total Proved”) and the table on page 5 titled “Economic Summary Projection; Total; 3P Reserves Evaluation” representing the arithmetic summation of information relating to the individual estimates from the proved, probable and possible categories. Refer to question 105.01 in the Compliance and Disclosure Interpretations (“C&Dis” regarding Oil and Gas Rules.

The figures have been removed and a revised reserved report has been obtained and filed as directed.

Notes to the Consolidated Financial Statements

14. Reserve and Related Financial Data-Unaudited

Standardized Measure of Discounted Net Cash Flows, page F-28

3. The dollar amount shown as $18,180,500 in line item “standardized measure of discounted future net cash flows” and used in the reconciliation of the changes in the standardized measure that occurred during the year ended April 30, 2021 appears to correlate to an arithmetic summation of the individual discounted future net cash flows (after taxes) for proved, probable and possible reserves shown in the table on page 40. Please revise your disclosure to present the dollar amount corresponding solely to your proved reserves. Refer to the individual change categories used in the reserves reconciliation under FASB ASC 932- 235-50-30 and 50-535.

We have revised our figures to present the dollar amount corresponding solely to your proved reserves as directed.

Exhibits

4. Please ensure each exhibit is in the proper text-searchable format. See Rule 301 and 304 of Regulation S-T. For example, we note Exhibit 3.1.

Each exhibit is in the proper text-searchable format as directed.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.